UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 01 November 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



M E D I A   R E L E A S E

NUM gives strike notice at South Deep mine

Johannesburg, 1 November 2018: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) yesterday received a notice by the National Union of Mineworkers (NUM) of its intention to embark on a protected strike at its South Deep operation in South Africa to protest retrenchments at the mine. Under South African labour law, the union is required to give 48 hours' notice of its intention to strike. The strike is set to commence tomorrow (2 November 2018) afternoon.

About 80% of the mine's workforce are members of the union and, should the strike proceed, it is expected to impact adversely on production during its duration. Safety of employees is paramount and, if deemed necessary, South Deep would also consider cessation of production for a limited period of time.

As part of a wide-ranging restructuring announcement to stem South Deep's significant cash losses and consolidate current operations, Gold Fields commenced a Section 189 process with the mine's two registered trade unions, the NUM and UASA, on 14 August 2018. Under the auspices of the Commission for Conciliation, Mediation and Arbitration (CCMA), mine management has engaged the branch leadership of the two unions since then about various matters related to the section 189 process.

Consultations have been extensive with various options explored to improve the sustainability of the mine and limit job losses. This included an offer of voluntary severance packages, which was taken up by 177 employees.

Despite these efforts South Deep still has to reduce its workforce by approximately 1,100 staff members and retrenchment letters were sent to these employees on 31 October 2018. In addition, the mine will reduce the number of contractors by approximately 420 people.

The selection criteria used to determine which employees would be affected were part of the Section 189 consultations and included length of service, performance and competency criteria and attendance records. Prior to the commencement of the Section 189 process South Deep employed 3,614 full-time employees and 2,214 contractors.

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
         goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
         goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.com

"We have reached a critical stage in the restructuring at South Deep, which follows on previous unsuccessful initiatives to improve productivity," said Gold Fields CEO Nick Holland. "The restructuring will help to reduce the risk of continuing operating losses and consolidates the current mining operations as a first step to building a sustainable, long-term operation. Unfortunately, the retrenchments and the reduction in contractor numbers have become essential to ensure this and save the remaining 3,500 jobs."

"South Deep has a substantial and well-understood ore body and we believe that we can bring this into profitable production over the next few years which will benefit all stakeholders, including the Westonaria communities and the South African government," Holland added.

The 'no work, no pay' principle will apply for the strike. "We respect the laws that allow for a peaceful, legal strike, but we are very concerned about the further impact that industrial action will have on the mine - and on our employees, with potentially more job losses," Holland said.

Gold Fields will announce South Deep's latest production performance as part of the Group's Q3 2018 operational update to be released on 9 November 2018.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and Mineral Resources 4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 01 November 2018

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer